Exhibit 99.1

Eastern Virginia Bankshares, Inc. Releases Fourth Quarter and Full Year 2016 Results

GLEN ALLEN, Va., Feb. 6, 2017 /PRNewswire/ -- Eastern Virginia Bankshares, Inc. (NASDAQ: EVBS) (the "Company" or "Eastern Virginia"), the one bank holding company of EVB (the "Bank"), reported today its results of operations for the three and twelve months ended December 31, 2016.

Performance Summary

	Three Months Ended December 31,
(dollars in thousands, except per share data)	2016	2015
Net income	$ 1,623	$ 2,168
Basic and diluted net income per common share	$ 0.09	$ 0.12
Return on average assets (annualized)	0.48%	0.69%
Return on average common shareholders' equity (annualized)	5.72%	8.23%
Net interest margin (tax equivalent basis) (2)	3.73%	3.71%

	Twelve Months Ended December 31,
(dollars in thousands, except per share data)	2016	2015
Net income (1)	$ 7,759	$ 7,294
Net income available to common shareholders (1)	$ 7,759	$ 6,908
Basic and diluted net income per common share	$ 0.42	$ 0.38
Return on average assets	0.60%	0.57%
Return on average common shareholders' equity	7.00%	6.76%
Net interest margin (tax equivalent basis) (2)	3.72%	3.84%

(1) The difference between net income and net income available to common shareholders is the effective dividend to holders of the Company's Series A Preferred Stock paid during the 2015 periods.

(2) For more information on the calculation of net interest margin on a tax equivalent basis, see the average balance sheet and net interest margin analysis for the three and twelve month periods ended December 31, 2016 and 2015 contained in this release.

The Company's results for the three and twelve months ended December 31, 2016 were directly impacted by increases in the average balances of loans, deposits and short-term borrowings and, for the twelve months ended December 31, 2016, senior subordinated debt. Results were also affected by decreases in average balances of and yields earned on tax exempt investment securities during the three and twelve months ended December 31, 2016 as compared to the same periods in 2015, partially offset by increases in average balances of taxable investment securities during the same periods. Loan yields increased 3 basis points for the three months ended December 31, 2016 as compared to the same period in 2015, but decreased 9 basis points for the twelve months ended December 31, 2016, which was largely due to lower fair value adjustments related to the acquisition of Virginia Company Bank ("VCB").

In connection with the previously disclosed pending merger of equals with Southern National Bancorp of Virginia, Inc. ("Southern National"), approximately $617 thousand in merger and merger related expenses were incurred during the three and twelve months ended December 31, 2016. Also, as previously disclosed, the Company engaged an independent consultant to conduct a comprehensive assessment of its operations during the first half of 2015. The assessment identified operating efficiencies and revenue enhancement opportunities. The Company has leveraged the assessment's findings, and since the second half of 2015, has continued to realize targeted increases in revenues and declines in certain noninterest expenses, particularly certain salaries and employee benefits expense. However, increases in group insurance costs due to claims and in incentive compensation have largely offset the aforementioned realized declines in salaries and employee benefits expense. Related to the Company's continued commitment to drive operating efficiencies and reduce noninterest expenses, during the fourth quarter of 2016 the Company implemented a hiring freeze. In connection with this hiring freeze, through attrition and other job eliminations, the Company reduced the number of its full-time equivalent employees by 10 during the month of December 2016 and by an additional 14 during the month of January 2017. The Company currently expects this initiative to reduce salaries and employee benefits expense by approximately $1.3 million on an annualized basis.

In announcing these results, Joe A. Shearin, President and Chief Executive Officer commented, "I am pleased with our Company's results for the fourth quarter and full year 2016. For the full year 2016, as compared to 2015, we are reporting an increase in net income available to common shareholders of 12.3%, an increase in return on average assets of 3 basis points to 0.60%, and an increase in return on average common shareholders' equity of 24 basis points to 7.00%. Net income decreased by 18.8% during the fourth quarter of 2016 as compared to the third quarter of 2016 and was primarily driven by higher current period expenses, including those related to our pending merger with Southern National, as discussed above, and partially offset by higher interest and fees on loans and a higher net interest margin. Salaries and employee benefits as well as occupancy and equipment expenses in the current period were again impacted by higher group insurance expense due to elevated claims and the relocation of our corporate headquarters. Excluding these merger and merger related expenses, our overall profitability for the fourth quarter of 2016 improved when compared to the third quarter of 2016. The increase in interest and fees on loans and the higher net interest margin were driven primarily by strong loan growth and higher yields on loans. During the fourth quarter of 2016, we generated loan growth of 10.3% as compared to 17.3% during the full year 2016, which outpaced our internal targets. Given our current pipeline of loan opportunities and our continued focus on total relationship banking, we believe that we are positioned to again deliver meaningful net interest income improvement in 2017."

Shearin continued, "2016 was a very exciting year for our Company. We have accomplished a number of the objectives identified in our strategic plan. Among our many accomplishments, perhaps the most exciting is the pending merger of equals with Southern National and the combination of EVB with Southern National's wholly owned subsidiary Sonabank. This combination brings together two successful yet distinct banking companies with complementary business lines, and will create one of the premier banking institutions headquartered in the Commonwealth of Virginia. We are very excited about the future prospects of our combined organization and look forward to maximizing the potential of this combined franchise. I am also pleased to announce that the Board of Directors declared another cash dividend of $0.03 per share of common stock and Series B Preferred Stock payable on March 3, 2017 to shareholders of record as of February 17, 2017."

For the three months ended December 31, 2016, the following were significant factors in the Company's reported results:

  Increase in net interest income of $1.1 million from the same period in 2015, principally due to an increase in interest and fees on loans driven primarily by loan growth, partially offset by decreases in interest income on tax exempt investment securities and an increase in interest expense associated with our short-term borrowings;
  Net interest margin (tax equivalent basis) increased 2 basis points to 3.73% during the fourth quarter of 2016 as compared to 3.71% for the same period of 2015 primarily due to the increase in average balances of and yields earned on loans, partially offset by higher average balances of and rates paid on short-term borrowings;
  Net accretion attributable to accounting adjustments related to the VCB acquisition was $93 thousand for the fourth quarter of 2016, as compared to $56 thousand in the same period of 2015;
  Other real estate owned increased by $1.1 million during the fourth quarter of 2016, principally offsetting a related decrease of $1.3 million in loans past due 90 days and accruing interest. These changes were the direct result of the Bank foreclosing on a property that secured a single purchased credit impaired loan which had been past due 90 days and accruing interest at September 30, 2016;
  Performing troubled debt restructurings decreased during the fourth quarter of 2016 by $4.1 million primarily due to collection of principal on a previously restructured loan. Nonperforming troubled debt restructurings increased during the fourth quarter of 2016 by $910 thousand primarily due to the execution of two new loan restructuring agreements;
  Net gain on sale of available for sale securities of $194 thousand as compared to $102 thousand in the same period of 2015 was higher due to the adjustments of the composition of the investment securities portfolio as part of our overall asset/liability management strategy;
  Increase in salaries and employee benefits of $676 thousand from the same period in 2015, primarily due to an increase in group insurance expense (which was driven by an increase in claims during 2016);
  Occupancy and equipment expenses increased $157 thousand as compared to the same period in 2015 primarily due to rent expense related to the relocation of the Company's corporate headquarters to Glen Allen, Virginia;
  FDIC expense decreased $106 thousand as compared to the same period in 2015 due to lower assessments beginning with the third quarter of 2016;
  Collection, repossession and other real estate owned expense increased $119 thousand from the same period of 2015 due to an increase in foreclosure activity;
  Marketing and advertising expenses decreased $89 thousand as compared to the same period in 2015 due to the timing of advertising campaigns and other initiatives;
  Merger and merger related expenses of $617 thousand were incurred during the fourth quarter of 2016 in connection with the pending Southern National merger of equals; and
  Other operating expenses increased $262 thousand as compared to the same period in 2015 primarily due to increases in director fees and data processing expense.

For the twelve months ended December 31, 2016, the following were significant factors in the Company's reported results:

  Increase in net interest income of $2.4 million from the same period in 2015, principally due to an increase in interest and fees on loans driven primarily by loan growth, partially offset by an increase in interest expense associated with our short-term borrowings and the issuance of $20.0 million in senior subordinated debt during the second quarter of 2015;
  Net interest margin (tax equivalent basis) decreased 12 basis points to 3.72% during the twelve months ended December 31, 2016 as compared to 3.84% for the same period of 2015 primarily due to a decline in yields on our investment securities and loan portfolio and the impact of interest incurred on our short-term borrowings and senior subordinated debt;
  Net accretion attributable to accounting adjustments related to the VCB acquisition was $293 thousand, as compared to $479 thousand in the same period of 2015;
  Nonperforming assets at December 31, 2016 increased $1.4 million from December 31, 2015 due to a $2.1 million increase in other real estate owned and a $224 thousand increase in loans 90 days past due and accruing interest, partially offset by a decrease of $994 thousand in nonaccrual loans. The increase in other real estate owned was primarily due to the foreclosure on a property that secured a single purchased credit impaired loan which had been past due 90 days and accruing interest;
  Performing troubled debt restructurings decreased from December 31, 2015 by $5.1 million primarily due to collection of principal on two previously restructured loans. Nonperforming troubled debt restructurings increased from December 31, 2015 by $909 thousand primarily due to the execution of two new loan restructuring agreements;
  Net gain on sale of available for sale securities of $701 thousand as compared to $224 thousand in the same period of 2015 was higher due to the adjustments of the composition of the investment securities portfolio as part of our overall asset/liability management strategy;
  Consultant fees decreased $416 thousand from the same period in 2015, primarily due to expenses incurred during 2015 related to the aforementioned comprehensive assessment of our operations that were not repeated during 2016;
  Collection, repossession and other real estate owned expense increased $153 thousand from the same period of 2015 due to an increase in foreclosure activity;
  Marketing and advertising expenses increased $160 thousand as compared to the same period in 2015 primarily due to costs associated with advertising campaigns and other initiatives;
  Merger and merger related expenses of $617 thousand were incurred during 2016 in connection with the pending Southern National merger of equals. Merger and merger related expenses of $224 thousand were incurred during 2015 in connection with the VCB acquisition;
  Other operating expenses increased $329 thousand as compared to the same period in 2015 primarily due to increases in director fees and internet banking expense; and
  No effective dividend on preferred stock for the twelve months ended December 31, 2016 as compared to $386 thousand from the same period of 2015. This was due to the redemption of the remaining 14,000 shares of the Company's Series A Preferred Stock in transactions completed during the first half of 2015.

Operations Analysis

The following tables present average balances of assets and liabilities, the average yields earned on such assets (on a tax equivalent basis) and rates paid on such liabilities, and the net interest margin for the three and twelve months ended December 31, 2016 and 2015:

Average Balance Sheet and Net Interest Margin Analysis
(dollars in thousands)
	Three Months Ended December 31,
	2016			2015
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (1)	Balance	Expense	Rate (1)
Assets:
Securities
Taxable	$ 248,143	$ 1,378	2.21%	$ 238,163	$ 1,374	2.29%
Restricted securities	9,895	128	5.15%	8,327	109	5.19%
Tax exempt (2)	4,201	39	3.73%	19,577	195	3.95%
Total securities	262,239	1,545	2.34%	266,067	1,678	2.50%
Interest bearing deposits in other banks	18,400	14	0.30%	9,573	6	0.25%
Federal funds sold	595	-	0.00%	116	-	0.00%
Loans, net of unearned income (3)	975,226	11,946	4.87%	872,975	10,656	4.84%
Total earning assets	1,256,460	13,505	4.28%	1,148,731	12,340	4.26%
Less allowance for loan losses	(11,101)			(11,779)
Total non-earning assets	102,475			113,278
Total assets	$ 1,347,834			$ 1,250,230

Liabilities & Shareholders' Equity:
Interest-bearing deposits
Checking	$ 312,283	$ 304	0.39%	$ 301,313	$ 275	0.36%
Savings	107,287	53	0.20%	96,213	38	0.16%
Money market savings	168,813	207	0.49%	163,342	187	0.45%
Time deposits	238,461	547	0.91%	240,879	584	0.96%
Total interest-bearing deposits	826,844	1,111	0.53%	801,747	1,084	0.54%
Federal funds purchased and repurchase
agreements	5,165	6	0.46%	4,958	6	0.48%
Short-term borrowings	134,484	156	0.46%	99,049	59	0.24%
Junior subordinated debt	10,310	97	3.74%	10,310	85	3.27%
Senior subordinated debt	19,111	351	7.31%	19,028	351	7.32%
Total interest-bearing liabilities	995,914	1,721	0.69%	935,092	1,585	0.67%
Noninterest-bearing liabilities
Demand deposits	209,662			181,413
Other liabilities	7,862			7,676
Total liabilities	1,213,438			1,124,181
Shareholders' equity	134,396			126,049
Total liabilities and shareholders' equity	$ 1,347,834			$ 1,250,230

Net interest income (2)		$ 11,784			$ 10,755

Interest rate spread (2)(4)			3.59%			3.59%
Interest expense as a percent of
average earning assets			0.54%			0.55%
Net interest margin (2)(5)			3.73%			3.71%

Notes:
(1) Yields are annualized and based on average daily balances.
(2) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%, with a
$12 adjustment for 2016 and a $60 adjustment in 2015.
(3) Nonaccrual loans have been included in the computations of average loan balances.
(4) Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(5) Net interest margin is the net interest income, calculated on a fully taxable basis, expressed as a percentage of average earning assets.

(dollars in thousands)
	Twelve Months Ended December 31,
		2016			2015
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (1)	Balance	Expense	Rate (1)
Assets:
Securities
Taxable	$ 254,690	$ 5,753	2.26%	$ 224,159	$ 4,934	2.20%
Restricted securities	9,240	483	5.23%	7,965	427	5.36%
Tax exempt (2)	5,285	196	3.71%	33,079	1,315	3.98%
Total securities	269,215	6,432	2.39%	265,203	6,676	2.52%
Interest bearing deposits in other banks	10,324	45	0.44%	7,574	18	0.24%
Federal funds sold	227	-	0.00%	180	-	0.00%
Loans, net of unearned income (3)	925,009	45,045	4.87%	840,814	41,672	4.96%
Total earning assets	1,204,775	51,522	4.28%	1,113,771	48,366	4.34%
Less allowance for loan losses	(10,955)			(12,327)
Total non-earning assets	109,460			113,691
Total assets	$ 1,303,280			$ 1,215,135

Liabilities & Shareholders' Equity:
Interest-bearing deposits
Checking	$ 308,121	$ 1,170	0.38%	$ 291,955	$ 1,067	0.37%
Savings	103,652	192	0.19%	93,645	131	0.14%
Money market savings	163,913	773	0.47%	162,360	748	0.46%
Time deposits	237,637	2,211	0.93%	236,500	2,111	0.89%
Total interest-bearing deposits	813,323	4,346	0.53%	784,460	4,057	0.52%
Federal funds purchased and repurchase
agreements	5,819	27	0.46%	8,065	46	0.57%
Short-term borrowings	119,366	514	0.43%	89,580	194	0.22%
Junior subordinated debt	10,310	370	3.59%	10,310	329	3.19%
Senior subordinated debt	19,071	1,405	7.37%	13,361	963	7.21%
Total interest-bearing liabilities	967,889	6,662	0.69%	905,776	5,589	0.62%
Noninterest-bearing liabilities
Demand deposits	195,543			174,150
Other liabilities	7,474			7,265
Total liabilities	1,170,906			1,087,191
Shareholders' equity	132,374			127,944
Total liabilities and shareholders' equity	$ 1,303,280			$ 1,215,135

Net interest income (2)		$ 44,860			$ 42,777

Interest rate spread (2)(4)			3.59%			3.72%
Interest expense as a percent of
average earning assets			0.55%			0.50%
Net interest margin (2)(5)			3.72%			3.84%

Notes:
(1) Yields are based on average daily balances.
(2) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%, with a
$60 adjustment for 2016 and a $402 adjustment in 2015.
(3) Nonaccrual loans have been included in the computations of average loan balances.
(4) Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(5) Net interest margin is the net interest income, calculated on a fully taxable basis, expressed as a percentage of average earning assets.

Interest Income and Expense

Net interest income and net interest margin

Net interest income in the fourth quarter of 2016 increased $1.1 million, or 10.1%, when compared to the fourth quarter of 2015. Net interest income for the twelve months ended December 31, 2016 increased $2.4 million, or 5.7%, when compared to the same period in 2015. The Company's net interest margin (tax equivalent basis) increased to 3.73%, representing an increase of 2 basis points for the three months ended December 31, 2016 as compared to the same period in 2015. The increase in the net interest margin (tax equivalent basis) was primarily the result of increases in the average balances of and yields earned on loans. The net interest margin (tax equivalent basis) decreased to 3.72%, representing a decline of 12 basis points for the twelve months ended December 31, 2016 as compared to the same period in 2015. The decline in the net interest margin (tax equivalent basis) was primarily driven by lower loan yields as compared to 2015 as a result of competitive pressures in the historically low rate environment and lower accretion of fair value adjustments related to the VCB acquisition as well as increased interest expense as a result of the private placement of $20.0 million of senior subordinated debt in April 2015. Additionally, the average balance of and rates paid on our short-term borrowings increased as compared to the same periods in 2015. These margin pressures were largely offset by increases in average loan balances in the Company's results for the three and twelve months ended December 31, 2016, as compared to the same periods in 2015. The most significant factors impacting net interest income during the three and twelve month periods ended December 31, 2016 were as follows:

Positive Impact:

  Increases in average loan balances, primarily due to organic loan growth and loan purchases, partially offset by lower loan yields for the twelve month period.

Negative Impacts:

  Decreases in average yields earned on investment securities, primarily tax exempt investment securities due to changes in the composition of the investment securities portfolio;
  Private placement of $20.0 million of senior subordinated debt during the second quarter of 2015 resulting in increases to total average interest-bearing liabilities and related interest expense for the twelve months ended December 31, 2016;
  Increases in average short-term borrowings balances and rates paid, primarily due to loan growth outpacing deposit growth and other strategic initiatives; and
  The Company experienced higher average interest-bearing deposit balances during the three and twelve months ended December 31, 2016 over the comparable 2015 periods, primarily due to customer growth. The result was an increase in interest expense for both the three and twelve month periods.

Total interest and dividend income

Total interest and dividend income increased 9.9% and 7.3% for the three and twelve months ended December 31, 2016, respectively, as compared to the same periods in 2015. The increase in total interest and dividend income during the three months ended December 31, 2016 was primarily driven by increases in average loan balances and yields earned on those loans, partially offset by decreases in the balances of and yields earned on average investment securities balances. The increase in total interest and dividend income during the twelve months ended December 31, 2016 was primarily driven by an increase in average loan and investment securities balances, partially offset by decreases in average loan and investment securities yields.

Loans

Average loan balances increased for the three and twelve month periods ended December 31, 2016, as compared to the same periods in 2015, primarily due to organic loan growth and the purchase of $30.8 million in performing commercial and consumer loans between December 2015 and December 2016. Loan growth during the three and twelve months ended December 31, 2016 outpaced our internal targets. However, loan growth in our rural markets, especially with respect to consumer loans, remains weak while competition for commercial loans, especially in the Richmond and Tidewater markets, has been and we expect will continue to be intense given the historically low rate environment. The Company's average loan balances increased $102.3 million and $84.2 million for the three and twelve months ended December 31, 2016, respectively, as compared to average loan balances for the same periods in 2015. Total average loans were 77.6% of total average interest-earning assets for the three months ended December 31, 2016, compared to 76.0% for the three months ended December 31, 2015. Total average loans were 76.8% of total average interest-earning assets for the twelve months ended December 31, 2016, compared to 75.5% for the twelve months ended December 31, 2015.

Investment securities

Average total investment securities balances changed slightly during the three and twelve months ended December 31, 2016, as compared to the same periods in 2015. These changes were the results of management of the Company's liquidity needs to support its operations, along with funds provided by deposit growth and loan demand in the Company's markets, partially offset by a lack of investment opportunities with acceptable risk-adjusted rates of return. The Company remains committed to its long-term target of managing the investment securities portfolio to comprise 20% of the Company's total assets. The yields on total average investment securities decreased 16 and 13 basis points for the three and twelve months ended December 31, 2016, respectively, as compared to the same periods in 2015. The decrease in yields on average total investment securities during the three and twelve month periods ended December 31, 2016, as compared to the same periods in 2015, was driven by a lower allocation of the total investment securities portfolio to SBA Pool securities and tax exempt municipal securities, both of which also tend to be higher-yielding segments of the Company's investment securities portfolio. These decreases were partially offset by higher interest rates and a greater allocation of the total investment securities portfolio to higher yielding Agency CMBS securities and taxable municipal securities.

Interest-bearing deposits

Average total interest-bearing deposit balances increased for the three and twelve month periods ended December 31, 2016, as compared to the same periods in 2015, primarily due to organic deposit growth that was in part driven by the Company's marketing and advertising initiatives as well as new products and services.

Borrowings

Average total borrowings increased for the three and twelve month periods ended December 31, 2016, as compared to the same periods in 2015, primarily due to increased short-term borrowings, and for the twelve months ended December 31, 2016, the issuance of $20.0 million in senior subordinated debt in April 2015. Average short-term borrowings increased for the three and twelve month periods ended December 31, 2016, as compared to the same periods in 2015, due to additional short-term FHLB advances taken to fund loan growth and other strategic initiatives.

Noninterest Income

The following tables depict the components of noninterest income for the three and twelve months ended December 31, 2016 and 2015:

	Three Months Ended December 31,
(dollars in thousands)	2016	2015	Change $	Change %
Service charges and fees on deposit accounts	$ 745	$ 764	$ (19)	-2.5%
Debit card/ATM fees	428	455	(27)	-5.9%
Gain on sale of available for sale securities, net	194	102	92	90.2%
Gain (loss) on sale of bank premises and equipment	23	(20)	43	215.0%
Earnings on bank owned life insurance policies	158	156	2	1.3%
Other operating income	159	221	(62)	-28.1%
Total noninterest income	$ 1,707	$ 1,678	$ 29	1.7%

	Twelve Months Ended December 31,
(dollars in thousands)	2016	2015	Change $	Change %
Service charges and fees on deposit accounts	$ 2,966	$ 2,845	$ 121	4.3%
Debit card/ATM fees	1,699	1,728	(29)	-1.7%
Gain on sale of available for sale securities, net	701	224	477	212.9%
Gain on sale of held to maturity securities, net	-	10	(10)	-100.0%
Gain (loss) on sale of bank premises and equipment	14	(58)	72	124.1%
Earnings on bank owned life insurance policies	636	636	-	0.0%
Other operating income	780	1,068	(288)	-27.0%
Total noninterest income	$ 6,796	$ 6,453	$ 343	5.3%

Key changes in the components of noninterest income for the three and twelve months ended December 31, 2016, as compared to the same periods in 2015, are discussed below:

  Service charges and fees on deposit accounts increased for the twelve months ended December 31, 2016 primarily due to growth in deposits and increases in overdraft and NSF fees on checking accounts;
  Gain on sale of available for sale securities, net increased primarily as a result of the Company adjusting the composition of the investment securities portfolio as part of the Company's overall asset/liability management strategy;
  Gain (loss) on sale of bank premises and equipment increased due to the receipt of insurance proceeds for damaged equipment in the fourth quarter of 2016 as compared to losses on the sale of our former Heathsville branch and the disposal of other assets in 2015; and
  Other operating income decreased primarily due to lower earnings from the Bank's subsidiaries. Additionally, other operating income includes earnings from the Bank's investment in Bankers Title, LLC and losses from the Bank's investment in housing equity funds.

Noninterest Expense

The following tables depict the components of noninterest expense for the three and twelve months ended December 31, 2016 and 2015:

	Three Months Ended December 31,
(dollars in thousands)	2016	2015	Change $	Change %
Salaries and employee benefits	$ 5,920	$ 5,244	$ 676	12.9%
Occupancy and equipment expenses	1,617	1,460	157	10.8%
Telephone	213	241	(28)	-11.6%
FDIC expense	93	199	(106)	-53.3%
Consultant fees	146	161	(15)	-9.3%
Collection, repossession and other real estate owned	214	95	119	125.3%
Marketing and advertising	252	341	(89)	-26.1%
(Gain) loss on sale of other real estate owned	(9)	7	(16)	-228.6%
Merger and merger related expenses	617	-	617	100.0%
Other operating expenses	1,871	1,609	262	16.3%
Total noninterest expenses	$ 10,934	$ 9,357	$ 1,577	16.9%

	Twelve Months Ended December 31,
(dollars in thousands)	2016	2015	Change $	Change %
Salaries and employee benefits	$ 22,497	$ 21,649	$ 848	3.9%
Occupancy and equipment expenses	5,861	5,762	99	1.7%
Telephone	846	933	(87)	-9.3%
FDIC expense	707	821	(114)	-13.9%
Consultant fees	727	1,143	(416)	-36.4%
Collection, repossession and other real estate owned	672	519	153	29.5%
Marketing and advertising	1,519	1,359	160	11.8%
Loss on sale of other real estate owned	1	25	(24)	-96.0%
Impairment losses on other real estate owned	34	5	29	580.0%
Merger and merger related expenses	617	224	393	175.4%
Other operating expenses	6,929	6,600	329	5.0%
Total noninterest expenses	$ 40,410	$ 39,040	$ 1,370	3.5%

Key changes in the components of noninterest expense for the three and twelve months ended December 31, 2016, as compared to the same periods in 2015, are discussed below:

  Salaries and employee benefits increased primarily due to an increase in group insurance expense (which was driven by an increase in claims during 2016);
  Occupancy and equipment expenses increased primarily due to rent expense related to the relocation of the Company's corporate headquarters to Glen Allen, Virginia;
  FDIC expense decreased due to lower assessments beginning with the third quarter of 2016;
  Consultant fees decreased primarily due to expenses incurred related to the aforementioned comprehensive assessment of our operations that was completed during 2015;
  Collection, repossession and other real estate owned expenses increased due to an increase in foreclosure activity, particularly related to delinquent real estate taxes paid to secure the Company's interest in properties subject to foreclosure;
  Marketing and advertising expenses decreased for the three months ended December 31, 2016 as compared to the same period in 2015, but increased for the year ended December 31, 2016 as compared to the same period in 2015, due to the timing and size of advertising campaigns and other initiatives;
  Merger and merger related expenses incurred during 2016 in connection with the pending Southern National merger of equals were higher as compared to expenses incurred during 2015 which were related to the VCB acquisition; and
  Other operating expenses increased primarily due to increases in director fees, data processing expense and internet banking expense.

Balance Sheet and Asset Quality

Balance Sheet

Key balance sheet components as of December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
(dollars in thousands)	2016	2015	Change $	Change %
Total assets	$ 1,398,593	$ 1,270,384	$ 128,209	10.1%
Cash and due from banks	4,997	13,451	(8,454)	-62.9%
Interest bearing deposits with banks	11,919	18,304	(6,385)	-34.9%
Securities available for sale, at fair value	219,632	230,943	(11,311)	-4.9%
Securities held to maturity, at carrying value	27,956	29,698	(1,742)	-5.9%
Loans, net of unearned income	1,033,231	880,778	152,453	17.3%
Total deposits	1,051,361	988,719	62,642	6.3%
Total borrowings	208,225	148,760	59,465	40.0%
Total shareholders' equity	131,200	126,275	4,925	3.9%

Asset Quality

The asset quality measures depicted below continue to reflect the Company's efforts to prudently charge-off loans as losses are identified and maintain an appropriate allowance for loan losses.

The following table depicts the net (recovery) charge-off activity for the three and twelve months ended December 31, 2016 and 2015:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(dollars in thousands)	2016	2015	2016	2015
Net (recoveries) charge-offs	$ (803)	$ 611	$ 74	$ 1,694
Net (recoveries) charge-offs to average loans (annualized)	-0.33%	0.28%	0.01%	0.20%

The following table depicts the level of the allowance for loan losses as of the dates presented:

	December 31,	December 31,
(dollars in thousands)	2016	2015
Allowance for loan losses	$ 11,270	$ 11,327
Allowance for loan losses to period end loans	1.09%	1.29%
Allowance for loan losses to nonaccrual loans	217.53%	183.43%
Allowance for loan losses to nonperforming loans	172.80%	155.34%

The following table depicts the level of nonperforming assets as of the dates presented:

	December 31,	December 31,
(dollars in thousands)	2016	2015
Nonaccrual loans	$ 5,181	$ 6,175
Loans past due 90 days and accruing interest	1,341	1,117
Total nonperforming loans	$ 6,522	$ 7,292
Other real estate owned ("OREO")	2,656	520
Total nonperforming assets	$ 9,178	$ 7,812

Nonperforming assets to total loans and OREO	0.89%	0.89%

The following tables present the change in the balances of OREO and nonaccrual loans for the twelve months ended December 31, 2016:

OREO:		Nonaccrual Loans:

(dollars in thousands)		(dollars in thousands)
Balance at December 31, 2015	$ 520	Balance at December 31, 2015	$ 6,175
Transfers from loans	3,969	Loans returned to accrual status	(2,649)
Capitalized costs	26	Net principal curtailments	(3,240)
Sales proceeds	(1,824)	Charge-offs	(1,667)
Impairment losses on valuation adjustments	(34)	Loan collateral moved to OREO	(3,969)
Loss on disposition	(1)	Loans placed on nonaccrual during period	10,531
Balance at December 31, 2016	$ 2,656	Balance at December 31, 2016	$ 5,181

In general, the modification or restructuring of a loan constitutes a troubled debt restructuring ("TDR") when we grant a concession to a borrower experiencing financial difficulty. The following table depicts the balances of TDRs as of the dates presented:

	December 31,	December 31,
(dollars in thousands)	2016	2015
Performing TDRs	$ 10,441	$ 15,535
Nonperforming TDRs*	2,209	1,300
Total TDRs	$ 12,650	$ 16,835

* Included in nonaccrual loans.

Forward Looking Statements

Certain statements contained in this release that are not historical facts may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. In addition, certain statements may be contained in the Company's future filings with the Securities and Exchange Commission (the "SEC"), in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Exchange Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, income or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or Board of Directors, including those relating to products or services, the performance of portions of the Company's asset portfolio, employee initiatives and the anticipated financial impact of those initiatives, and the payment of dividends; (iii) statements of future financial performance and economic conditions; (iv) statements regarding the adequacy of the allowance for loan losses; (v) statements regarding the Company's liquidity; (vi) statements of management's expectations regarding future trends in interest rates, real estate values, business opportunities and economic conditions generally and in the Company's markets; (vii) statements regarding future asset quality, including expected levels of charge-offs; (viii) statements regarding potential changes to laws, regulations or administrative guidance; (ix) statements regarding strategic initiatives of the Company or the Bank and the results of these initiatives, including the pending merger (the "Merger") of the Company and Southern National; and (x) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

  factors that adversely affect the Company's and the Bank's strategic and business initiatives, including, without limitation, changes in the economic or business conditions in the Company's markets;
  the possibility that any of the anticipated benefits of the Merger will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Southern National and the Company will be materially delayed or will be more costly or difficult than expected; the inability to complete the Merger due to the failure to obtain the required shareholder approvals; the failure to satisfy other conditions to completion of the Merger, including receipt of required regulatory and other approvals; the failure of the Merger to close for any other reason; the effect of the announcement of the Merger on customer relationships and operating results; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of Southern National and the Company;
  the Company's ability and efforts to assess, manage and improve its asset quality;
  the strength of the economy in the Company's target market area, as well as general economic, market, political, or business factors;
  changes in the quality or composition of the Company's loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers;
  concentrations in segments of the loan portfolio or declines in real estate values in the Company's markets;
  the effects of the Company's adjustments to the composition of its investment portfolio;
  the strength of the Company's counterparties;
  an insufficient allowance for loan losses;
  the Company's ability to meet the capital requirements of its regulatory agencies;
  changes in laws, regulations and the policies of federal or state regulators and agencies, including with respect to the implementation of the Basel III capital framework and related rules for calculating risk-weighted assets;
  changes in the interest rates affecting the Company's deposits and loans;
  the loss of any of the Company's key employees;
  failure, interruption or breach of any of the Company's communication or information systems, including those provided by external vendors;
  the effects of cyber-attacks or other security breaches;
  the Company's potential growth, including its entrance or expansion into new markets, the opportunities that may be presented to and pursued by it and the need for sufficient capital to support that growth;
  future mergers or acquisitions, if any;
  changes in government monetary policy, interest rates, deposit flow, the cost of funds, and demand for loan products and financial services;
  the Company's ability to maintain internal control over financial reporting;
  the Company's ability to realize its deferred tax assets;
  the Company's ability to raise capital as needed by its business;
  the Company's reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks to meet its liquidity needs; and
  other circumstances, many of which are beyond the Company's control.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions and projections within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance, actions or achievements of the Company will not differ materially from any future results, performance, actions or achievements expressed or implied by such forward-looking statements. Readers should not place undue reliance on such statements, which speak only as of the date of this report. The Company does not undertake any steps to update any forward-looking statement that may be made from time to time by it or on its behalf. For additional information on risk factors that could affect the Company's forward-looking statements, see the Company's Annual Report on Form 10-K for the year ended December 31, 2015 and other reports filed with the SEC.

Additional Information About the Merger and Where to Find It

Investors are urged to review carefully and consider all public filings by Southern National and Eastern Virginia with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. The documents filed by Southern National with the SEC may also be obtained free of charge at Southern National's website at www.sonabank.com or by requesting them in writing to Southern National Bancorp of Virginia, Inc., 6830 Old Dominion Drive, McLean, VA 22101, Attention: Investor Relations. The documents filed by Eastern Virginia with the SEC may also be obtained free of charge at Eastern Virginia's website at www.evb.org or by requesting them in writing to Eastern Virginia Bankshares, Inc., 10900 Nuckols Road, Suite 325, Glen Allen, Virginia 23060, Attention: Investor Relations.

In connection with the proposed transaction, Southern National intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Southern National and Eastern Virginia and a prospectus of Southern National. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of Southern National and Eastern Virginia are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Southern National, Eastern Virginia, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Southern National and Eastern Virginia shareholders in connection with the proposed transaction. Information about the directors and officers of Southern National and their ownership of Southern National common stock is set forth in the definitive proxy statement for Southern National's 2016 annual meeting of shareholders, as previously filed with the SEC on March 21, 2016. Information about the directors and officers of Eastern Virginia and their ownership of Eastern Virginia common stock is set forth in the definitive proxy statement for Eastern Virginia's 2016 annual meeting of shareholders, as previously filed with the SEC on April 21, 2016. Investors may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described above.

Contact: Adam Sothen
Chief Financial Officer
Voice: (804) 528-4753
Fax: (804) 270-1215

Contact: R. Roderick Porter, President	Contact: Joe A. Shearin, President & CEO
Phone: 202-464-1130 ext. 2406	Phone: 804-528-4752
Southern National Bancorp of Virginia Inc.	Eastern Virginia Bankshares, Inc.
NASDAQ Symbol SONA	NASDAQ Symbol EVBS
Website: www.sonabank.com	Website: www.evb.org

Selected Financial Information
(dollars in thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,
Statements of Income	2016	2015	2016	2015
Interest and dividend income	$ 13,493	$ 12,280	$ 51,462	$ 47,964
Interest expense	1,721	1,585	6,662	5,589
Net interest income	11,772	10,695	44,800	42,375
Provision for loan losses	-	-	17	-
Net interest income after provision for loan losses	11,772	10,695	44,783	42,375

Service charges and fees on deposit accounts	745	764	2,966	2,845
Debit card/ATM fees	428	455	1,699	1,728
Gain on sale of available for sale securities, net	194	102	701	224
Gain on sale of held to maturity securities, net	-	-	-	10
Gain (loss) on sale of bank premises and equipment	23	(20)	14	(58)
Earnings on bank owned life insurance policies	158	156	636	636
Other operating income	159	221	780	1,068
Noninterest income	1,707	1,678	6,796	6,453

Salaries and employee benefits	5,920	5,244	22,497	21,649
Occupancy and equipment expenses	1,617	1,460	5,861	5,762
Telephone	213	241	846	933
FDIC expense	93	199	707	821
Consultant fees	146	161	727	1,143
Collection, repossession and other real estate owned	214	95	672	519
Marketing and advertising	252	341	1,519	1,359
(Gain) loss on sale of other real estate owned	(9)	7	1	25
Impairment losses on other real estate owned	-	-	34	5
Merger and merger related expenses	617	-	617	224
Other operating expenses	1,871	1,609	6,929	6,600
Noninterest expenses	10,934	9,357	40,410	39,040

Income before income taxes	2,545	3,016	11,169	9,788
Income tax expense	922	848	3,410	2,494
Net income	$ 1,623	$ 2,168	$ 7,759	$ 7,294
Less: Effective dividend on preferred stock	-	-	-	386
Net income available to common shareholders	$ 1,623	$ 2,168	$ 7,759	$ 6,908
Net income per common share: basic and diluted	$ 0.09	$ 0.12	$ 0.42	$ 0.38

Selected Financial Information
(dollars in thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,
Selected Ratios	2016	2015	2016	2015
Return on average assets (annualized)	0.48%	0.69%	0.60%	0.57%
Return on average common shareholders' equity (annualized)	5.72%	8.23%	7.00%	6.76%
Net interest margin (tax equivalent basis)	3.73%	3.71%	3.72%	3.84%
Period End Balances
Investment securities	$ 259,145	$ 269,600	$ 259,145	$ 269,600
Loans, net of unearned income	1,033,231	880,778	1,033,231	880,778
Total assets	1,398,593	1,270,384	1,398,593	1,270,384
Total deposits	1,051,361	988,719	1,051,361	988,719
Total borrowings	208,225	148,760	208,225	148,760
Total shareholders' equity	131,200	126,275	131,200	126,275
Book value per common share	8.47	8.11	8.47	8.11
Average Balances
Investment securities	$ 262,239	$ 266,067	$ 269,215	$ 265,203
Loans, net of unearned income	975,226	872,975	925,009	840,814
Total earning assets	1,256,460	1,148,731	1,204,775	1,113,771
Total assets	1,347,834	1,250,230	1,303,280	1,215,135
Total deposits	1,036,506	983,160	1,008,866	958,610
Total borrowings	169,070	133,345	154,566	121,316
Total shareholders' equity	134,396	126,049	132,374	127,944
Asset Quality at Period End
Allowance for loan losses	$ 11,270	$ 11,327	$ 11,270	$ 11,327
Nonperforming assets	9,178	7,812	9,178	7,812
Net (recoveries) charge-offs	(803)	611	74	1,694
Net (recoveries) charge-offs to average loans (annualized)	-0.33%	0.28%	0.01%	0.20%
Allowance for loan losses to period end loans	1.09%	1.29%	1.09%	1.29%
Allowance for loan losses to nonaccrual loans	217.53%	183.43%	217.53%	183.43%
Allowance for loan losses to nonperforming loans	172.80%	155.34%	172.80%	155.34%
Nonperforming assets to total assets	0.66%	0.61%	0.66%	0.61%
Nonperforming assets to total loans and other real estate owned	0.89%	0.89%	0.89%	0.89%
Other Information
Number of common shares outstanding - period end	13,116,600	13,029,550	13,116,600	13,029,550
Average common shares outstanding - basic	13,116,600	13,029,550	13,089,192	13,017,175
Average common shares outstanding - diluted	18,356,792	18,269,742	18,329,384	18,257,367